SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
103

UNITED 09058530
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ABX 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management and Servicing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46, Ste 506
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Smith 973-394-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia & Company, LLP
(Name – *if individual, state last, first, middle name*)

11 Lawrency Road (Address) Newton (City) NJ (State) 07860 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Timothy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management and Servicing, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Mary Ann Pandiscia
Notary Public of New Jersey
My Commission Expires
September 3, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Mount Arlington Corporate Center
200 Valley Road Suite 300
Mount Arlington, NJ 07856-1320
Phone: 973-328-1825
Fax: 973-328-0507

Lawrence Business Park
11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidating statement of financial condition of Comprehensive Asset Management and Servicing Inc. (an S Corporation) ("CAMAS") and Comprehensive Capital Management, Inc. (a corporation) ("CCM") as of December 31, 2008. This consolidating financial statement is the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidating financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidating financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidating financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidating financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above presents fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. and Comprehensive Capital Management, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Newton, New Jersey
February 10, 2009

Nisivoccia & Company LLP

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

	CAMAS	CCM	ELIMINATIONS	TOTAL
Assets:				
Current assets				
Cash and cash equivalents	$ 183,329	$ 34,648		$ 217,977
Deposit with clearing broker-dealer	110,000			110,000
Commissions receivable	129,442			129,442
Employee loan receivable		30,772		30,772
Fees receivable		27,475		27,475
Prepaid expenses	8,562			8,562
Other current assets	61,615	22,678		84,293
Total current assets	492,948	115,573		608,521
Property and equipment, net		8,299		8,299
Due from stockholder	390	83,859		84,249
Due from affiliates	331		$ (202)	129
Deferred income taxes		33,300		33,300
Security deposit	6,663			6,663
Total assets	$ 500,332	$ 241,031	$ (202)	$ 741,161
Liabilities and stockholders' equity:				
Current liabilities:				
Accounts payable and accrued expenses	$ 20,922	$ 23,830		$ 44,752
Commissions payable	205,585	17,614		223,199
Income taxes payable		2,181		2,181
Advanced reimbursements from representatives	4,208			4,208
Line of credit	40,117			40,117
Deferred revenue		100,621		100,621
Total current liabilities	270,832	144,246		415,078
Due to affiliate		286	$ (202)	84
Total liabilities	270,832	144,532	(202)	415,162
Noncontrolling interest			96,499	96,499
Stockholders' equity				
Common stock	303,500	40,000	(40,000)	303,500
Additional paid-in capital	93,000			93,000
Retained earnings (accumulated deficit)	(167,000)	56,499	(56,499)	(167,000)
Total stockholders' equity	229,500	96,499	(96,499)	229,500
Total liabilities and stockholders' equity	$ 500,332	$ 241,031	$ (202)	$ 741,161

The accompanying notes are an integral part of these financial statements

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. ("CAMAS") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. CAMAS operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain the CAMAS's customer accounts. CAMAS's clients are located primarily throughout the United States. CAMAS's primary operating facilities are located in Parsippany, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") is a registered investment advisor subject to the regulation of the Securities and Exchange Commission. CCM provides investment management services to clients located throughout the United States. CCM operates pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM's client accounts.

Principles of Consolidation

In January 2003, the Financial Accounting Standards Board issued FIN 46, entitled *Consolidation of Variable Interest Entities* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. The consolidation provisions of FIN 46, as revised, are effective in fiscal years beginning after December 13, 2004. Accordingly, the accompanying financial statements include the accounts of CAMAS, the primary beneficiary, and CCM (collectively, the "Companies") which are operated under common control and ownership. The accounts of two other affiliates that qualify as variable interest entities are not consolidated due to the insignificant nature of these entities to the Companies' financial statements. Intercompany transactions have been eliminated.

Use of Estimates / Significant Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results in the near term could differ from estimated amounts.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Revenue Recognition

Commission revenue and related commission expense for CAMAS are recorded on a trade-date basis as securities and other investment transactions occur.

CCM's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31,

Note 1 – Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

2008 represents investment advisory fees billed in excess of amounts earned. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2008 is $19,024 and $8,883 of funds held by clearing broker-dealers on behalf of CAMAS and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions Receivable/Significant Concentrations of Credit Risk

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectibility of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances. Management reviews commission receivables on a monthly basis to determine what items, if any, are past due.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of CAMAS are recorded on a trade date basis. CAMAS and CCM do not take possession of customers' securities or commodities.

Credit Risk

CAMAS maintains cash balances at financial institutions which at times exceed federally insured insurance limits.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, commissions and fees receivable and accounts and commissions payable approximate fair values due to short-term maturity of these instruments.

The Company has determined the fair value of certain assets and liabilities through application of SFAS No. 157 *Fair Value Measurements*.

Note 1 – Summary of Significant Accounting Policies (continued)

Property and Equipment

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of Statement of Financial Standards No. 144, *"Accounting for the Impairment of Disposal of Long-Lived Assets"* ("SFAS 144"). The assessment for potential impairment is based primarily on the Companies ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Income Taxes

CAMAS has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, CAMAS does not pay any significant federal or state income taxes. The stockholders then include their allocable share of CAMAS's taxable income or loss on their individual federal and state income tax returns.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

A deferred tax asset is established whenever the Companies have significant net operating losses for federal and state income taxes to realize a portion of the tax benefit associated with the loss carryovers. No such loss carryovers existed as of December 31, 2008.

Management has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes*. Management continually evaluates its tax positions for any positions that could be challenged.

Commissions Expense

Commissions and related clearing expenses for CAMAS are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM are deferred and recognized as earned by the representatives. Prepaid commissions consist of commissions paid to sales representatives for annual contracts upon renewal. Prepaid commissions are recognized as commission expense ratably over the remaining life of the contract.

Intangible Assets

Intangible assets are accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

Note 1 – Summary of Significant Accounting Policies (continued)

Risk Management

CCM does not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Advertising Costs

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for CAMAS and CCM for the year ended December 31, 2008 are $25,322 and $250, respectively.

Note 2 – Property and Equipment

Property and equipment as of December 31, 2008 consists of the following:

	Estimated Useful Life	CAMAS	CCM	Total
Property and equipment	5	$ 41,458	$ 55,984	$ 97,442
Less: Accumulated Depreciation		(41,458)	(47,685)	(89,143)
		$ -	$ 8,299	$ 8,299

Depreciation expense for CAMAS and CCM for the year ended December 31, 2008 was $0 and $924, respectively.

Note 3 – Net Capital Requirements

CAMAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2008, CAMAS had net capital of $140,223, which was $115,223 in excess of its required net capital of $25,000. CAMAS's ratio of aggregated indebtedness to net capital at December 31, 2008 was 1.21 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 4 – Commitments

Timing Signals Service

The Companies were joint parties to an agreement with a third party for timing signals service. The cost of this service to each party was generally based on a percentage of the fees collected with a minimum aggregate annual fee of $50,000. The agreement was terminated during 2005. A balance payable of $20,900 remains on CCM's books as of December 31, 2008.

Note 4 – Commitments (continued)

Operating Leases

CAMAS entered into a new five-year operating lease for office facilities, which expires in June 2013. Minimum monthly rent requirements are $14,402 until February 2010 and then from March 2010 through June 2013, rent payments will increase to $14,751. CAMAS is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

Year Ending December 31,	
2009	$ 172,821
2010	176,312
2011	177,011
2012	177,011
2013	88,505
	$ 791,660

CAMAS has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of $1,750. Rent expense for office facilities, net of sublease income of $21,950, was $110,226 for the year ended December 31, 2008.

Note 5 - Line of Credit

CAMAS has a line of credit outstanding as of December 31, 2008 in the amount of $100,000, of which the Company has $40,117 outstanding. The outstanding balance is due on demand. Interest accrues at 3.5% per annum. The line is secured by the Company's personal property and renews each October. Interest expense related to this line of credit was $359 for the year ended December 31, 2008.

Note 6 – Related Party Transactions

CAMAS is a party to expense reimbursement agreements with CCM and other business entities, the ownership of which is the same as CAMAS. CAMAS provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to CAMAS during 2008 are summarized as follows:

Allocated to:	
Comprehensive Capital Management, Inc.	$ 595,000
Comprehensive Brokerage Services, Inc.	6,500
	$ 601,500

The total amount reimbursed to CAMAS is reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying consolidating statement of income.

Note 6 – Related Party Transactions (continued)

Obligations to affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2008, CAMAS had obligations due from CCM and other affiliates of $202 and $129, respectively.

During 2008, CCM did not receive payments from any affiliates other than CAMAS. As of December 31, 2008, CCM had obligations due from other affiliates totaling $84.

During the year ended December 31, 2008, CAMAS received $323 from its majority stockholder. During the same period, CCM advanced its majority stockholder $1,000. The respective outstanding balances due from stockholders of CAMAS and CCM as of December 31, 2008 were $390 and $83,859. Such advances are non-interest bearing. These advances are unsecured and due on demand.

Note 7 – Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2008 in the statement of income is as follows:

	CAMAS	CCM	Total
Current:			
Federal		$ 4,641	$ 4,641
State	$ 2,080	2,249	4,329
Total current tax provision	2,080	6,890	8,970
Deferred:			
Federal		4,400	4,400
State		1,300	1,300
Total deferred tax expense		5,700	5,700
Total income tax expense	$ 2,080	$ 12,590	$ 14,670

Deferred taxes for CCM as of December 31, 2008 consist of:

	Federal	State	Total
Deferred tax asset (non-current)	$ 26,519	$ 9,284	$ 35,803
Deferred tax liability (non-current)	(1,919)	(584)	(2,503)
Net deferred tax asset (non-current)	$ 24,600	$ 8,700	$ 33,300

Temporary differences giving rise to deferred tax assets are intangible assets and deferred tax liabilities arise from differences between book and tax depreciation. A valuation allowance has not been provided as it is more likely than not that the deferred tax assets related to intangible assets will be realized.

Note 8 – Profit Sharing Plan

CAMAS sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. CAMAS may, at its discretion, contribute to the plan. Discretionary contributions totaling $173 were made for 2008.

Note 9 – Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes by CAMAS and CCM for the year ended December 31, 2008 were $2,080 by each company. Cash paid for interest expense by CAMAS was $359 during this period.

Note 10 – Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008 include deposits with clearing broker-dealers of $110,000 and commission's receivable of $129,442. CAMAS clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 11 – Contingencies

At times, the Companies may be named in litigation arising during the normal course of business. As of December 31, 2008, there did not appear to be any legal matters that would require an accrual.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

Net capital:		
Stockholders' equity		$ 229,500
Deductions and/or charges		
Nonallowable assets:		
Receivables from broker dealers older than 30 days		1,489
Prepaid expenses and other current assets		80,181
Property and equipment, net		-
Due from affiliates		331
Security deposit		6,663
Loan to shareholder		390
		89,054
Net capital before haircuts on securities positions (tentative net capital)		140,446
Haircuts on securities:		
Money market		223
Net capital, as defined		$ 140,223
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Accounts payable and accrued expenses		$ 20,922
Commissions payable		102,736
Advanced reimbursements from representatives		4,208
Clearing account payable to broker dealer		993
Line of credit		40,117
Total aggregate indebtedness		$ 168,976
Minimum net capital requirement		$ 25,000
Capital in excess of minimum net capital requirement		$ 115,223
Ratio of aggregate indebtedness to net capital:		
The ratio of aggregate indebtedness to net capital, which is less than the maximum allowable ratio of 15.00 to 1		1.21 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 140,223
Net capital - per above		$ 140,223

See independent auditors' report

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customer; therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Mount Arlington Corporate Center
200 Valley Road Suite 300
Mount Arlington, NJ 07856-1320
Phone: 973-328-1825
Fax: 973-328-0507

Lawrence Business Park
11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc.

In planning and performing our audit of the financial statements of Comprehensive Asset Management and Servicing, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, AND other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nisivoccia & Company LLP

Newton, New Jersey
February 10, 2009

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

&

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2008